UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Hailiang Education Group Inc.

(Name of Issuer)

ordinary shares, par value $0.0001 per share

American depositary shares, each representing sixteen ordinary shares

(Title of Class of Securities)

40522L108

(CUSIP Number)

Mr. Hailiang Feng

Jet Victory International Limited

Brilliant One Development Limited

Fame Best International Limited

Gain Success Group Limited

1508 Binsheng Road, Binjiang District,

Hangzhou City, Zhejiang 310051 People’s Republic of China

(+86-571) 58121974

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 15, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 40522L108

(1)	Names of Reporting Persons. Hailiang Feng
(2)	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0 (see Item 5)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0 (see Item 5)
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (see Item 5)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0% (see Item 5)
(14)	Type of Reporting Person (See Instructions) IN

CUSIP NO.: 40522L 108

(1)	NAME OF REPORTING PERSONS Jet Victory International Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
(12)	TYPE OF REPORTING PERSON CO

CUSIP NO.: 40522L 108

(1)	NAME OF REPORTING PERSONS Brilliant One Development Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
(12)	TYPE OF REPORTING PERSON CO

CUSIP NO.: 40522L 108

(1)	NAME OF REPORTING PERSONS Fame Best International Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
(12)	TYPE OF REPORTING PERSON CO

CUSIP NO.: 40522L 108

(1)	NAME OF REPORTING PERSONS Gain Success Group Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
(12)	TYPE OF REPORTING PERSON CO

This Amendment No.1 amends and supplements (i) the statement on Schedule 13D jointly filed by Mr. Hailiang Feng, Jet Victory International Limited, Brilliant One Development Limited, Fame Best International Limited, and Gain Success Group Limited (collectively, the “Reporting Persons”) with respect to Hailiang Education Group Inc. (the “Company”) with the United States Securities and Exchange Commission (the “SEC”) on May 18, 2022 (the “Reporting Persons’ Original Schedule 13D”). Capitalized terms used but not defined herein have the meanings assigned to them in the Reporting Persons’ Original Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by incorporating the following:

On September 15, 2022, at 10:00 a.m. (Beijing time), an extraordinary general meeting of the shareholders of the Company was held at Hailiang Education Park, No.199, the West 3rd Ring Road, Zhuji City, Shaoxing City, Zhejiang, People's Republic of China. At the extraordinary general meeting, the shareholders of the Company authorized and approved the Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Annex B to the Proxy Statement and which was produced at the extraordinary general meeting (the “Plan of Merger”) and the transactions contemplated by the Merger Agreement, including the Merger, and authorized each of the directors of the Company to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the transactions contemplated thereby, including the Merger.

On September 15, 2022, the Company and Merger Sub filed the Plan of Merger with the Registrar of Companies of the Cayman Islands, which was registered by the Registrar of Companies of the Cayman Islands as of September 15, 2022, pursuant to which the Merger became effective on September 15, 2022. As a result of the Merger, the Company ceased to be a publicly traded company and became a wholly-owned subsidiary of Parent.

At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time, other than (a) Shares (including any such Shares represented by ADSs) owned by Parent, Merger Sub, the Company (as treasury shares, if any) or any of their direct or indirect wholly-owned subsidiaries; (b) Shares (including any such Shares represented by ADSs) held by the Rollover Securityholders immediately prior to the Effective Time; and (c) Shares owned by shareholders who had validly exercised and had not effectively withdrawn or lost their rights to dissent from the Merger (the “Dissenting Shares”) in accordance with Section 238 of the Companies Act (2022 Revision) of the Cayman Islands (the “Cayman Islands Companies Act”) (Shares described under (a) through (c) above are collectively referred to herein as the “Excluded Shares”), was cancelled in exchange for the right to receive US$0.894375 (the “Per Share Merger Consideration”) and each issued and outstanding ADS represents the right to surrender one ADS in exchange for US$14.31 (less a US$0.05 per ADS cash cancellation fee pursuant to the terms of the deposit agreement dated June 9, 2015 (as amended) among the Company, Deutsche Bank Trust Company Americas and the holders and beneficial owners of ADSs issued thereunder) (the “Per ADS Merger Consideration”), in each case, in cash, without interest and net of any applicable withholding taxes. At the Effective Time, each Excluded Share (other than Dissenting Shares) issued and outstanding immediately prior to the Effective Time was cancelled for no consideration and each Dissenting Share issued and outstanding immediately prior to the Effective Time was cancelled in exchange for the right to receive payment of the fair value of such Dissenting Shares as determined in accordance with Section 238 of the Cayman Islands Companies Act.

As a result of the Merger, the ADS program for the ADSs will terminate and the ADSs will no longer be listed on any securities exchange or quotation system, including the NASDAQ Global Market, and the Company will cease to be a publicly traded company. The Company has requested NASDAQ to file an application on Form 25 with the SEC to remove the ADSs from listing on NASDAQ and withdraw registration of the Shares under the Exchange Act. In addition, 90 days after the filing of Form 25 in connection with the Transactions, or such shorter period as may be determined by the SEC, the deregistration of the ADSs of the Company and the Shares underlying them will become effective and the reporting obligations of the Company under the Exchange Act will be terminated. The Company intends to terminate its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC. The Company's reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) As of the date of this Amendment No. 1, the Reporting Persons do not beneficially own any Ordinary Shares.

(b) As of the date of this Amendment No. 1, the Reporting Persons do not have any voting power or dispositive power over any Ordinary Shares.

(c) Except as set forth in Item 4 of this Amendment No. 1, none of the Reporting Persons has effected any transactions in the Ordinary Shares during the past 60 days.

(d) Not applicable.

(e) At the Effective Time, each of the Reporting Persons ceased to be the beneficial owner of more than 5% of Ordinary Shares.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 16, 2022

Hailiang Feng		/s/ Hailiang Feng

Jet Victory International Limited	By:	/s/ Hailiang Feng
		Name:	Hailiang Feng
		Title:	Authorized Signatory

Brilliant One Development Limited	By:	/s/ Hailiang Feng
		Name:	Hailiang Feng
		Title:	Authorized Signatory

Fame Best International Limited	By:	/s/ Hailiang Feng
		Name:	Hailiang Feng
		Title:	Authorized Signatory

Gain Success Group Limited	By:	/s/ Hailiang Feng
		Name:	Hailiang Feng
		Title:	Authorized Signatory